April 30, 2012

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Rebecca Marquigny

Re:	SBL Fund (File Nos. 002-59353 and 811-02753) (the “Fund”)

Dear Ms. Marquigny:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the most recent Post-Effective Amendment to the registration statement of the Fund filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) on February 28, 2012 relating to one of its underlying Series, Series N (Managed Asset Allocation Series). The SEC staff’s comments were conveyed via telephone conversation between you and Julien Bourgeois and Kaitlin Bottock of Dechert LLP on April 13, 2012. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Fund, is set forth below:

General Comments

1.	General

a.	Comment: If a Series of the Fund intends to distribute a summary prospectus, please provide the staff a draft of the Rule 498(b)(1)(v) legend you intend to use via an EDGAR correspondence filing.

Moreover, if a Series of the Fund intends to distribute a summary, please confirm that it will comply with the placement requirements set forth in Items 6-8 of Form N-1A as provided in Rule 498(b)(2).

Response: Below is the legend that would be used to satisfy Rule 498(b)(1)(v) if the Series of the Fund use summary prospectuses:

Before you invest, you may want to review the Series’ prospectus, which contains more information about the Series and its risks. You can find the Series’ prospectus, statement of additional information (SAI), annual report and other information about the Series online at www.rydex-sgi.com/service/variable_fund_reports.html. You can also get this information at no cost by calling 1-800-888-2461 or by sending an e-mail to: sservices@sg-investors.com.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

The Series’ prospectus and SAI, each dated May 1, 2012, and the Series’ most recent shareholder report are all incorporated by reference into this Summary Prospectus.

We also confirm that the Fund will comply with the content requirements of a summary prospectus as set forth in Rule 498(b)(2).

b.	Comment: Please revise the series identifiers on Edgar to reflect the full name of each Series, e.g. Series Z (Alpha Opportunity Series).

Response: We have implemented the requested change.

c.	Comment: Please confirm that the Fund will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

Response: We confirm that the Fund will file an interactive data file as prescribed by General Instruction C.3.(g) of Form N-1A.

Comments Relating to the Prospectus

2.	Fees and Expenses of the Series

a.	Comment: With respect to the Shareholder Fees table, please remove the table (including the header and caption) because no Series imposes sales charges or loads. Instruction 1(c) to Item 3 permits a Series to omit a caption if the Series does not charge the fee or expense covered by the caption.

Response: We have not implemented the requested change because the Fund believes that this information is relevant to investors and believes that the Instructions to Form N-1A are permissive rather than mandatory.

b.	Comment: In the Fees and Expenses of the Series section, if a Series invests in exchange-traded funds and other investment vehicles, please confirm supplementally that the Series does not have any acquired fund fees and expenses in excess of one basis point as per Instruction 3(f)(i) to Item 3.

Reponse: We confirm that Series that do not include the acquired fund fees and expenses line item in the Annual Operating Expenses table have not incurred acquired fund fees and expenses in excess of one basis point.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

c.	Comment: In the Fees and Expenses of the Series section, for Series that have a fee waiver arrangement reflected in the Annual Operating Expenses table, please include the expiration date. Also please confirm that fee waivers are only reflected in fee tables where expenses are expected to be above the cap amount.

Response: We have implemented the requested change. We also provide the requested confirmation.

d.	Comment: In each Annual Operating Expenses table, please replace the term “waiver” with “reduction” or some other term. In the staff’s view, the term waiver is not appropriate because the agreement discussed in the footnote provides for the recoupment of fees and/or expenses under certain circumstances.

Response: We respectfully note that the language proposed by the SEC staff does not appear to be consistent with the language required by Instruction 3(e) to Item 3. We believe that the current disclosure is fully consistent with Form N-1A and that the material terms of its arrangements are adequately disclosed, such that the disclosure is not misleading to investors.

e.	Comment: In the Fees and Expenses of the Series section, for Series that have a fee waiver arrangement reflected in the fee table, please confirm supplementally that the fee waiver is only reflected in the example for the term of the waiver as per Instruction 4(a) to Item 3.

Response: We confirm that any applicable fee waiver arrangement is reflected in the expense example in accordance with the requirements of Instruction 4(a) to Item 3.

3.	Principal Investment Strategies

a.	Comment: Per Item 4(a), the summary of principal investment strategies (“Item 4(a) Disclosure”) should be “[b]ased on the information given in response to Item 9(b)” (“Item 9(b) Disclosure”). Therefore, please provide Item 9(b) Disclosure (and revise the first sentence under “Investment Policies and Management Practices” on page 3 of the statement of additional information accordingly).

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: General Instruction C.3(a) of Form N-1A provides that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Because additional disclosure that would be provided in response to Item 9(b) would be repetitive of the Item 4(a) Disclosure, we have not included additional Item 9(b) Disclosure. We also note that this disclosure approach is consistent with that of other funds in the fund complex and that the SEC staff has had opportunities to review this approach in the past.

b.	Comment: Please revise the investment strategies of the Series to remove or define industry jargon. We note, for example, terms such as “lower price-to-book ratio,” “market capitalization similar to” and “price moving averages.” Please replace with clear, ordinary language that explains how the Investment Manager makes decisions and how the guidelines support the Series’ investment objectives.

Response: For certain Series, we have either revised the Principal Investment Strategies sections to remove language that could be deemed technical and replaced it with less technical language, or defined the language that could be deemed technical with less technical language.

c.	Comment: If a Series targets its investments in a particular economic industry or sector, please indicate this in the Principal Investment Strategies section. If a Series targets its investments in issuers of a particular market capitalization, please identify the market capitalization in dollars as of a recent date. In addition, if the Investment Manager would be required to sell securities when the issuer falls out of a specific market capitalization, please disclose this in the Principal Investment Strategies section.

Response: We believe that Series of the Fund that target a particular industry or sector have adequately disclosed their focus. We have included the requested disclosure about market capitalization, when applicable. We have disclosed in Item 9 that a Series is not required to sell investments that fall out of a capitalization range.

d.	Comment: Several Series do not specify investment percentage limitations in the Principal Investment Strategies section. If a Series has an investment percentage limitation and these investment percentage limitations have an appreciable effect on how the Investment Manager makes investment decisions, then please disclose.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: Changes have been made in response to this comment, if applicable. We also note that additional investment percentage limitations are provided in the statement of additional information, and we have provided a more explicit reference to such limitations in Item 9.

e.	Comment: Several Series refer to purchasing instruments that have received a rating from a nationally recognized statistical rating organization (“NRSRO”). Please identify these NRSROs or explain how the hierarchy of ratings is determined.

Response: We respectfully note that the Item 9(b) and 9(c) Disclosure (as defined in comment 4(j)), under the caption “Credit Risk,” includes a discussion of credit risk and the credit ratings by NRSROs. This disclosure identifies specific NRSROs on which the Series may rely (e.g., Moody’s Investor Services), and includes a cross reference to Appendix A of the Series’ statement of additional information, which includes a more complete discussion of the meaning and hierarchy of the different credit ratings. Thus, we have not implemented any change in response to this comment.

f.	Comment: Please confirm whether a Series has a principal investment strategy that includes investments in derivatives, and if so, please add specific disclosure to the Principal Investment Strategies and Principal Risks sections, and Item 9(b) and 9(c) Disclosure (as defined in comment 4(j)), including the purposes for which the Series may invest in them. Please ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Series intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: We believe that current disclosure adequately reflects the Series’ use of derivatives. However, we undertake to further consider this comment prior to future updates to the documents.

g.	Comment: To the extent that a Series has a policy to invest, under normal circumstance, at least 80% of the value of its assets in the particular type of investment suggested by it name pursuant to Rule 35d-1, please state if “assets” includes investments in derivatives.

Response: We note that the Series that are subject to Rule 35d-1 do not currently include investments in derivatives in their calculation of assets under an 80% policy.

h.	Comment: Several Series disclose that they may invest in “a limited number of industries or industry sectors,” although they are diversified. In the staff’s view, this could be deemed contradictory. Please revise the prospectuses if appropriate.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: Certain Series may invest in a limited number of industries or sectors but are nevertheless “diversified” for regulatory purposes. We respectfully note that these disclosures relate to separate and distinct concepts (i.e., “diversification” and “industry focus”). Thus, we have not implemented any change in response to this comment.

4.	Principal Risks

a.	Comment: Several Series list convertible securities as a principal investment strategy, but do not summarize the risks associated with this strategy in the Principal Risks section. Please revise the prospectus accordingly.

Response: We have implemented the requested change.

b.	Comment: Several Series list fixed income securities as a principal investment strategy, but do not summarize credit and interest rate risks associated with this strategy in the Principal Risks section. Please revise the prospectus accordingly.

Response: We respectfully note that, with respect to the Series to which this comment applies, these disclosures relate to investments in fixed income securities “during adverse or unstable market conditions.” We do not believe that the risks associated with a strategy employed during adverse or unstable market conditions are principal risks. Thus, we have not implemented any change in response to this comment.

c.	Comment: Several Series list hedging as a principal investment strategy and provide that derivatives may be used in furtherance of hedging. The Series do not summarize the risks associated with this strategy in the Principal Risks section. Please revise the prospectus accordingly.

Response: We have implemented the requested change to clarify the risks associated with investments in derivatives for hedging purposes.

d.	Comment: Several Series list Overweighting risk as a principal risk. Please either remove this disclosure from the Principal Risks section or include such strategies in the Principal Investment Strategies section which would make overweighting likely.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: We have implemented the requested change.

e.	Comment: Several Series list debt securities as a strategy, but do not include counterparty risk in the Item 9(c) Disclosure. Please revise the prospectus accordingly.

Response: We respectfully note that the Item 9(c) Disclosure contains additional disclosure regarding the credit risk associated with investments in debt securities (i.e., the risk that the issuer of a debt security may be unable or unwilling to make all required principal and interest payments, and that such risk is greater with respect to high yield securities). Thus, we have not implemented any change in response to this comment.

f.	Comment: Several Series list derivatives as a strategy, but do not include disclosure that losses resulting from derivatives may be unlimited (e.g., Series Z). Please revise the prospectus accordingly.

Response: We have implemented the requested change to clarify that the use of derivatives could result in a loss, which in some cases may be unlimited.

g.	Comment: To the extent that a Series may invest in derivatives for speculative purposes, please provide the percentage of its assets that may be so invested when applicable.

Response: We believe that the amount of assets that may be invested in derivatives for speculative purposes varies and may depend on a variety of factors, including (but not limited to) the availability, cost and market impact of direct investments in the underlying asset, security or asset class. Thus, we have not implemented any change in response to this part of the comment. However, we have clarified that the Series may invest in derivatives for speculative purposes.

h.	Comment: Several Series list derivatives as a strategy, but do not summarize counterparty and liquidity risks associated with this strategy in the Principal Risks section (e.g. Series A, B, D). Please revise the prospectus accordingly.

Response: We have implemented the requested change to clarify the counterparty and liquidity risks associated with investments in derivatives.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

i.	Comment: Several Series list preferred stock as a strategy, but the prospectus does not disclose that preferred stock has a “liquidation preference” or is “senior to common stock.” Please revise the disclosure in the prospectus accordingly.

Response: We have implemented the requested change.

j.	Comment: Per Item 4(b), the summary of principal risks (“Item 4(b) Disclosure”) should be “[b]ased on the information given in response to Item 9(c)” (“Item 9(c) Disclosure”). Several Series list mortgage- and asset-backed securities as a principal risk, but they do not disclose whether they are exposed to sub-prime risk. Please confirm that they are not exposed to sub-prime risk, or summarize this risk in Item 4(b) Disclosure and provide greater detail about the risk in Item 9(c) Disclosure.

Response: We confirm that no Series is exposed to a material sub-prime risk. Thus, we have not implemented a change in response to this comment.

k.	Comment: Several Series disclose in the Principal Risks section that options and futures “may sometimes reduce returns and increase volatility.” In the staff’s view, “may” is sufficient to capture the risk. Please remove “sometimes.”

Response: We have implemented the requested change.

l.	Comment: With respect to derivatives transactions, please disclose the Series’ obligation to “cover” exposure with liquid assets to avoid “senior security concerns,” and that this obligation may restrict opportunities to purchase other investments.

Response: As discussed orally with the SEC staff, it is uncertain that “coverage” in fact restricts opportunities. However, we have implemented the requested change to clarify that the Series are subject to certain regulatory requirements which mandate asset segregation/asset coverage with respect to certain instruments. In addition, the Fund notes that additional disclosure is provided in its statement of additional information.

m.	Comment: In the Payments to Insurance Companies and Financial Intermediaries sections, in addition to the conflicts of interest uniquely applicable to variable products, please disclose the broker-dealer level conflicts of interest that may arise in connection with the Series in Item 8 Disclosure.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: We have implemented the requested changes.

5.	Comments Specific to Series A (Large Cap Core Series)

a.	Comment: Please remove or explain supplementally how Index risk is a principal risk of investing in the Series. (Note: this is not an index fund and only mentions an index for purpose of showing a capitalization range.)

Response: The discussion of Index risk has been deleted from Principal Risks section for the Series in response to the staff’s comment.

6.	Comments Specific to Series B (Large Cap Value Series)

a.	Comment: Please place the statement that the Fund is non-diversified in the introductory paragraph to the Principal Investment Strategies section rather than at the end.

Response: We have implemented the requested change.

7.	Comments Specific to Series C (Money Market Series)

a.	Comment: Please confirm that the Item 2 statement of investment objective is correct.

Response: We confirm that the statement of investment objective is correct.

b.	Comment: The Principal Investment Strategies section states that the Series does not try to maintain a $1.00 net asset value (“NAV”), but the Principal Risks section does not disclose any risks associated with this structure. Please include, if applicable, a corresponding risk in the Principal Risks section.

Response: We have implemented the requested change.

c.	Comment: Please clarify the principal types of restricted securities in which the Series may invest and explain the purpose(s) of investing in those types of restricted securities.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: We have implemented the requested change to clarify that the Series may invest in Rule 144A securities. We believe the revised disclosure adequately reflects the purpose of investing in money market instruments, including Rule 144A securities (i.e., “Series C pursues its objective by investing in a diversified and liquid portfolio of high-quality money market instruments.”) However, we undertake to further consider this comment prior to future updates to the documents.

d.	Comment: Please clarify the types of unrated debt instruments in which the Series may invest and provide appropriate and corresponding disclosure in the Principal Risks section. Please explain how the portfolio managers determine “comparable credit quality.”

Response: We have implemented the requested change to provide additional disclosure in the Item 9(b) and 9(c) Disclosure, under the caption “Credit Risk,” regarding the factors that Security Investors, LLC, also known as Guggenheim Investments, the investment manager of the Series, will evaluate during the credit analysis of an issuer. However, we believe the current disclosure adequately reflects the types of instruments, including unrated debt instruments, in which the Series may invest (i.e., securities subject to certain portfolio quality, maturity, diversification and liquidity requirements under the federal securities laws). We have also provided additional disclosure to clarify that Guggenheim Investments must limit portfolio holdings to securities that present minimal credit risks to the Series (which determination must, under Rule 2a-7, be based on factors pertaining to credit quality in addition to any rating assigned by an NRSRO).

8.	Comments Specific to Series D (MSCI EAFE Equal Weight Series)

a.	Comment: The Series provides that it uses a “passive management strategy” to track the performance of its Underlying Index and that it will invest at least 80% of its net assets, plus any borrowings for investment purposes, in the equity securities included in the Underlying Index. Please describe whether the Series will invest the other 20% of its net assets, plus any borrowings for investment purposes, according to its passive management strategy. If it does, please revise Principal Investment Strategies section to indicate whether there also is an “active” management for a portion of the assets.

Response: We confirm that the Series will primarily use a passive management strategy, and that any portion of assets actively managed will not be material. Thus, we have not implemented any change in response to this comment.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

b.	Comment: Given that the Fund may invest up to 20% of its net assets, plus any borrowings for investment purposes, in investments that are not representative of its Underlying Index, please clarify the types of investments that the Series may purchase pursuant to this limitation. Please add further disclosure in the Item 9(b) and 9(c) Disclosure regarding these investments and corresponding risks if necessary.

Response: We have implemented the requested change to clarify the types of investments that the Series may purchase pursuant to this limitation, and note that additional information regarding these investments, including risks, is currently provided in Item 9.

c.	Comment: The Series does not disclose a principal investment strategy to invest in derivatives in its Principal Investment Strategies section, but it does imply it. If the Series invests in derivatives, please revise the disclosure to state explicitly that the Series invests in derivatives.

Response: We respectfully note that the Principal Investment Strategies section currently provides that the “Series may also invest in futures contracts in order to maintain exposure to the securities and currency markets at times when it is not able to purchase the corresponding securities and currencies or it believes that it is more appropriate to use futures.” Thus, we have not implemented any change in response to this comment. However, we undertake to further consider this comment prior to future updates to the documents.

d.	Comment: The Series includes Non-Correlation risk in its Principal Risks section. Please include disclosure in the Principal Investment Strategies section as to how this risk arises when the Investment Manager expects that the Series will achieve a correlation of the Underlying Index of 95% of better. Please also explain how the risk management and quantitative investing strategies effect Non-Correlation risk in the Principal Investment Strategies section.

Response: We believe that Non-Correlation risk relates to the intrinsic risk of the investment strategy as provided. The Principal Investment Strategies section provides that the Investment Manager “expects that, over time, if the Series has sufficient assets, the correlation between the Series’ performance, before fees and expenses, and that of the Underlying Index will be 95% or better.” The disclosure in the Principal Risks section describe Non-Correlation risk as the possibility the Series will be “unlikely to exactly match or correlate to that of the Underlying Index” due to factors such as “Series expense, imperfect

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments correlation between the Series’ investments and those of the Underlying Index, rounding of share prices, changes to the composition of the Underlying Index, regulatory policies, and high portfolio turnover rate.” The Principal Investment Strategies section alludes to some factors that may make the risk of non-correlation more likely. Thus, we have not implemented any change in response to this comment.

e.	Comment: In last sentence of “Non-Correlation risk,” please clarify what is meant by a “more classic index fund.”

Response: We have clarified the disclosure provided under “Non-Correlation risk.”

f.	Comment: According to the narrative preceding the Average Annual Total Returns Table, the Series changed its broad-based securities market index (“Benchmark Index”) on April 29, 2011. According to the footnote to the Average Annual Total Returns Table, the Series changed its Benchmark Index on May 2, 2011. Please revise.

Response: We revised the disclosure relating to the change in Benchmark Index in response to this comment.

g.	Comment: The Average Annual Total Returns table provides a description of the additional index in a footnote, despite the fact that such footnotes are not required or permitted by the Item. Instruction 2(b) to Item 4 requires disclosure of information about the additional index in the narrative explanation preceding the bar chart. Therefore, please move the disclosure to the narrative preceding the bar chart.

Response: We have implemented the requested change.

9.	Comments Specific to Series E (U.S. Intermediate Bond Series)

a.	Comment: Please disclose the Series’ weighted average maturity. As a reminder, please be aware that, as discussed in the 2001 release adopting Rule 35d-1 under the 1940 Act, the SEC staff believes that “intermediate” bond fund must have a weighted average maturity of more than 3 years, but less than 10 years.

Response: We have implemented the requested change.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

b.	Comment: As previously noted, in the footnote to the Annual Operating Expenses table, please replace the term “waiver” with “reduction” or some other term. In the staff’s view, the term waiver is not appropriate because the agreement discussed in the footnote provides for the recoupment of fees and/or expenses under certain circumstances.

Response: Please see our response to comment 2(d) above.

c.	Comment: Please clarify recoupment rights of adviser in case the adviser relationship is terminated.

Response: We note that the right to recoup arises by contract between the Fund and the Investment Manager. Historically, the Investment Manager has never recouped fees from Funds in the fund complex for which it has been entitled. However, should the Investment Manager be replaced and no longer serve as the investment adviser to the Fund, the issue of whether it would exercise its right to recoupment would likely be subject to consideration by all parties, including the Board of the Fund as well as the new investment adviser. We also note that the ability of the Investment Manager to recoup would be properly disclosed in all relevant disclosures to insurance product owners.

d.	Comment: Please provide representation that the Benchmark Index is appropriate for the Series in light of its ability to invest in foreign and corporate debt investments.

Response: The Benchmark Index, the Barclays Capital U.S. Government/ Credit Index, measures the performance of U.S. dollar denominated U.S. Treasuries, government-related and investment grade U.S. corporate securities that have a remaining maturity of greater than one year and less than 10 years. Because the Series will invest primarily in domestic fixed income securities, we believe that the Benchmark Index is appropriate for the Series, despite its ability to invest in foreign investments. We have also clarified the Principal Investment Strategies section.

10.	Comments Specific to Series J (Mid Cap Growth Series)

a.	Comment: Given that the target capitalization is based on the Russell Mid Cap Growth Index, please consider whether the statement that equity investments for the Series may include investments in “smaller and less mature companies which have unique proprietary products or profitable market niches and the potential to grow very rapidly” is consistent with that “mid-cap” strategy.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: The Series tends to invest in the smaller issuers included in the mid-cap range. Accordingly, the Fund believes that the disclosure is adequate. Thus, no change has been made in response to this comment.

b.	Comment: The Series lists mid-capitalization companies as a strategy, but does not summarize the risks associated with this strategy in the Principal Risks section. Please revise the prospectus accordingly.

Response: We have implemented the requested change.

11.	Comments Specific to Series N (Managed Asset Allocation Series)

a.	Comment: Please provide a supplemental response noting that the restatement of the Fund’s fees in the Annual Operating Expenses has been calculated in a manner that is consistent with Instruction 3(d)(ii) to Item 3.

Response: We confirm that the Fund has complied with Instruction 3(d)(ii) to Item 3.

b.	Comment: Please revise the Principal Investment Strategies section to describe the relationship between the asset allocation strategy of the Series and its investments in derivatives, including whether investments in derivatives may serve as substitutes for direct investments in specific asset classes.

Response: We have implemented the requested change.

c.	Comment: With regard to OTC Trading risk in the Principal Risks section, please remove mitigating language, including that the OTC trading market is the “primary trading venue for many derivatives,” where unnecessary.

Response: We have implemented the requested change.

d.	Comment: The Average Annual Total Returns table provides a description of the additional index in a footnote, despite the fact that such footnotes are not required or permitted by the Form N-1A. Instruction 2(b) to Item 4 requires disclosure of information about the additional index in the narrative explanation preceding the bar chart. Therefore, please move the disclosure to the narrative preceding the bar chart and state that the information shows how the Series’ performance compares with the returns of a group of indices with similar investment characteristics.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: We have implemented the requested change.

e.	Comment: Please explain why the new Benchmark Index is better or more appropriate than the previous Benchmark Index and included corresponding disclosure where required by the Form N-1A.

Response: After further consideration, the Series has decided to retain the previous Benchmark Index. Thus, no change has been made in response to this comment.

12.	Comments Specific to Series O (All Cap Value Series)

a.	Comment: In the Principal Investment Strategies section, please include an introduction or overview that provides a practical understanding of how the Series is structured.

Response: We have implemented the requested change to clarify the capitalization range, in dollars, of securities in which the Series invests. We believe that the revised Principal Investment Strategies section provides a practical understanding of how the Series is structured.

13.	Comments Specific to Series P (High Yield Series)

a.	Comment: If possible, in the Principal Investment Strategies section, please include the alternative term for high yield securities, “junk bond,” closer to the term “high yield” so that it is clear that a high yield security is also known as a junk bond.

Response: We believe that the current language is clear to investors. Accordingly, no change has been made to the disclosure.

b.	Comment: The Series lists several strategies in the Principal Investment Strategies section, and the risks that would correspond to such strategies appear to be missing, including borrowing risk, counterparty risk, risks corresponding cap, floor and collar transactions, and risks corresponding to the purchase and sale of securities on a when issued, forward commitment or delayed delivery basis.

Response: We have implemented the requested change to clarify certain risks that correspond to the Principal Investment Strategies section. However, we believe that the risks associated with caps, floors and collar transactions and borrowing are adequately described under “Derivatives Risk” and “Leverage Risk,” respectively, and thus no further changes have been made in response to this comment. We also note that additional disclosure is provided in the statement of additional information with respect to caps, floors and collar transactions.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

14.	Comments Specific to Series V (Mid Cap Value Series), Series X (Small Cap Growth Series) and Series Y (Large Cap Concentrated Growth Series)

a.	Comment: Many of the disclosures are common to Series V (Mid Cap Value Series), Series X (Small Cap Growth Series) and Series Y (Large Cap Concentrated Growth Series). Please consider whether the Principal Investment Strategies sections of these series need to be further differentiated to explain how each Series is different from the other Series of the Fund.

Response: The Series are either small-cap, mid-cap or large-cap funds, and either growth or value funds. We believe the “key” characteristics of the Series are sufficiently disclosed to investors. Accordingly, we have not implemented any change in response to this comment.

15.	Comments Specific to Series Z (Alpha Opportunity Series)

a.	Comment: In the Annual Fund Operating Expenses table, please replace the term “waiver” with “reduction” or some other term. In the staff’s view, the term waiver is not appropriate because the agreement discussed in the footnote provides for the recoupment of fees and/or expenses under certain circumstances. Please disclose who may terminate this agreement and the date on which the agreement terminates.

Response: The Series no longer includes a fee waiver or expense reimbursement in the Annual Fund Operating Expenses table. Thus, we have not implemented any change in response to this comment.

b.	Comment: Instruction 3(c)(iii) to Item 3 permits a Series to subdivide a caption to the Annual Operating Expenses table into no more than three subcaptions that identify the largest expenses comprising “Other Expenses.” According to the Instruction, the Series may alternatively include the components of “Other Expenses” in a parenthetical to the caption. If interest expense on securities sold short is one of the three largest expenses, please subdivide this expense into a caption to the table. If interest expense on securities sold short is not one of the three largest expenses, but it is significant (i.e., five to ten basis points), please identify in a parenthetical to the caption.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: We have implemented the requested change.

c.	Comment: Please confirm that the Series segregates total exposure due to the short sales minus the non-proceeds margin paid to broker-dealers to avoid creating impermissible senior securities or describe the Fund’s asset segregation method for short sales.

Response: Under current practices, the total amount segregated, plus margin and proceeds, is equal to the Series’ total exposure to short sales.

d.	Comment: Please consider revising the principal investment strategies of the Series to remove or define industry jargon, in particular the long/short strategy mentioned in the beginning of the Principal Investment Strategies section. Please replace the jargon with clear, ordinary language that explains how the Investment Manager makes decisions and how the strategy supports the Series’ investment objectives.

Response: We have implemented the requested change, where deemed appropriate.

e.	Comment: In the Principal Risks section, please summarize Growth Stocks risk in a way that makes it clear how this risk connects to the principal strategies of the Series.

Response: We have implemented the requested change.

16.	Additional Information regarding Investment Objectives and Strategies

a.	Comment: With respect to Asset-Backed and Mortgage-Backed Securities risk, please either extract sub-prime risk to create a stand-alone risk disclosure in Item 9(c) Disclosure, or represent that sub-prime risk does not apply to any Series.

Response: We do not consider the risk of sub-prime investments to be a material risk, directly or indirectly, of a principal investment strategy of any Series. Thus, no changes have been made in response to this comment.

b.	Comment: With respect to derivatives transactions, please disclose the Series’ obligation to “cover.”

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: We have implemented the requested change to clarify that the Series are subject to certain regulatory requirements which mandate asset segregation/asset coverage with respect to certain instruments. In addition, the Fund notes that additional disclosure is provided in its statement of additional information.

c.	Comment: The Item 4(b) Disclosure should be based on the Item 9(c) Disclosure. The Item 9(c) Disclosure discusses Impairment of Collateral risk, so please add Impairment of Collateral risk to the Item 4(b) Disclosure.

Response: We have implemented the requested change.

17.	Portfolio Holdings

a.	Comment: In the Portfolio Holdings section, please confirm the URL provided connects to the website as stated.

Response: We note that the URL provided connects to the website.

18.	Portfolio Managers

a.	Comment: Item 10(a)(2) requires that for each Portfolio Manager identified, the Fund must provide the Portfolio Manager’s business experience during the past 5 years. In the Portfolio Managers section, the Fund only provides information for Mr. Matthew Wu beginning in July 2011. Please provide information as to Mr. Wu’s business experience during the past 5 years.

Response: We have implemented the requested change.

19.	Purchase & Redemption of Shares

a.	Comment: The second paragraph of this section describes investments by certain qualified retirement plans that can request purchases and redemptions directly with the Fund. Please reconcile this language with your Item 6 Disclosure.

Response: The reference to certain qualified retirement plans refers to a small amount of possible investors in a Series. The Item 6 disclosure, however, is intended to cover the most common form of investors. We believe that the two disclosures are consistent and do not need to be further reconciled. Thus, we have not implemented any change in response to this comment.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

20.	Market Timing/Short-Term Trading

a.	Comment: Please describe the types of securities especially vulnerable to market timing (e.g., foreign, small and mid cap, and high yield), and if applicable disclose whether the Series may invest in those type of securities as part of its principal investment strategy.

Response: We have implemented the requested change.

b.	Comment: In the second paragraph, please disclose whether any restrictions resulting from a determination that market timing has occurred is applied uniformly. For example, the second sentence states that the Series reserves the right to reject a purchase order.

If any restrictions are not applied uniformly, please add risk disclosure related to their discretionary nature, i.e., policies are not applied uniformly and some insurance product owners may be treated differently than others, resulting in the risk that some insurance product owners may be allowed to market time and while others will bear the effects of their market timing.

Response: We confirm that the restrictions are applied uniformly.

c.	Comment: Please confirm supplementally the relevance of the sixth paragraph given that the portfolio is offered through a variable products contract.

Response: The sixth paragraph is intended to capture certain unforeseen events that could arise. We believe that the disclosure is relevant to insurance product owners to explain that there can be circumstances that could result in the closing of an account as long as such closing complies with applicable law.

21.	Determination of Net Asset Value

a.	Comment: If necessary, per the Instruction to Item 11(a)(1), in the fifth paragraph, please disclose the effects of using fair value pricing, i.e., that the fair value price may differ from actual sale price.

Response: We confirm that the Series already has disclosure that addresses the requirements noted in the Instruction to Item 11(a)(1) and the SEC staff’s concerns. In particular, the prospectus states that “[t]here can be no assurance that the Series could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Series determines its net asset value per share.” Thus, we have not implemented any change in response to this comment.

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Comments Relating to the Statement of Additional Information

22.	Additional Investment Policies of the Series

a.	Comment: Item 16(b) requires that the statement of additional information describe any investment strategies used by the Investment Manager in managing a Series that are not principal strategies, and the risks of those strategies. In the Investment Policies and Management Practices section, please remove those strategies that are considered principal, and the risks corresponding to those strategies, and place them in the prospectus.

Response: We believe that the current disclosure is fully consistent with Form N-1A. The Investment Policies and Management Practices section notes that it contains disclosure regarding both principal and non-principal strategies, and the risks corresponding to those strategies. The disclosure notes that any strategy (and corresponding risks) described, but not described in the Series’ prospectus, should not be considered a principal strategy or corresponding risk to such strategy. The statement of additional information provides additional information regarding principal and non-principal strategies, and the risks corresponding to those strategies, but makes clear which strategies are considered principal and non-principal. Thus, we have not implemented any change in response to this comment.

23.	Fundamental Policies

a.	Comment: The statement of additional information identifies only Series N as a diversified Series, whereas the prospectus identifies all Series, with the exception of Series B and Series Y, as diversified Series. Please consider clarifying.

Response: We respectfully note that the disclosure in the statement of additional information and the prospectus are not inconsistent. The reason for using different diversification policies is as follows: the two fundamental diversification policies of all Series, with the exception of Series B, Series N and Series Y, largely restate the 1940 Act provisions but fail to explicitly carve out shares of investment companies, which could potentially prevent these Series from investing its assets in funds. These two policies also limit the percentage of outstanding shares of another fund in which a Series may invest. The fundamental

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments diversification policy of Series N carves out shares of investment companies, thereby permitting the Series to invest its assets in shares of those companies. This change has recently been made following a shareholder vote. Series B and Y, however, are simply non-diversified. Thus, we have not implemented any change in response to this comment.

24.	Disclosure of Portfolio Holdings

a.	Comment: In the Disclosure of Portfolio Holdings section, please confirm that each person that receives portfolio holdings information is listed. For example, should the Fund’s printer also be added?

Response: We have implemented the requested change to clarify that a financial printer may receive portfolio holdings information.

25.	Voting Rights

a.	Comment: In the Capital Stock and Voting section, please disclose that pass through voting could result in a small number of contract holders changing a policy or having other effects on the management of the Fund or its Series.

Response: We have implemented the requested change.

26.	Proxy Voting

a.	Comment: In the Proxy Voting section, for Mainstream, please describe the proxy voting policies and procedures in greater detail. If the sub-adviser is going to defer to the policy of another entity (Glass Lewis), then please describe that entity’s proxy voting policies and guidelines.

Response: Pursuant to Instruction 1 of Item 17(f), we have included a copy of Mainstream’s proxy voting policies and procedures in an appendix to the statement of additional information.

27.	Portfolio Manager Compensation

a.	Comment: Please identify the benchmarks to measure portfolio manager performance as Item 20(b) requires the Fund, for each type of compensation, to describe “with specificity the criteria on which that type of compensation is based.”

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments

Response: We believe that the disclosure provides the compensation arrangements with the level of specificity required by Item 20(b). Thus, we have not implemented any change in response to this comment.

Comments Relating to the Part C

28.	Comment: Please confirm that there are no other persons directly or indirectly controlled by or under common control with the Fund, e.g., many of the post-effective amendments incorporated by reference for exhibits under Item 28 are to post-effective amendments for the Security Equity Fund.

Response: As indicated in Item 29 to the Part C, although the Fund shares an investment adviser, board of directors and a substantial number of officers with other Guggenheim Funds, the Fund takes the position that it is not under common control with these Funds because the power residing in the respective boards and officers arises as the result of an official position with the respective corporations. Accordingly, the Fund believes that the disclosure is adequate. Thus, no change has been made in response to this comment.

29.	Comment: With respect to Rydex Distributors LLC, please provide the disclosure required by Item 32(c) or disclose why “Not applicable” was provided.

Response: We included “Not applicable” because Rydex Distributors LLC is an affiliated person of the Fund.

*   *   *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee
Secretary and Senior Vice President Security Investors, LLC

Securities offered by Rydex Distributors, LLC, an affiliate of Guggenheim Investments